

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03016108

NO ACT
P.E 12-23-02
1-442

February 18, 2003

Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section 14A-8
Rule
Public Availability 2-18-2003

Re: The Boeing Company
Incoming letter dated December 23, 2002

Dear Ms. Sroufe:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Boeing by David Watt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

CRGH

RECEIVED
2002 DEC 26 PM 3:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

December 23, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Performance-Based Stock Options Submitted by David Watt, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 10, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from David Watt, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to indexed stock options for executives and states, in relevant part:

> *Shareholders request that our Board of Directors adopt an executive compensation policy that all future stock options to senior executives shall be performance-based. A stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that our company's stock price performance exceeds the peer group performance level.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. The Proposal may be excluded under Rule 14a-8(i)(10)—substantially implemented—because the Company's Performance Share Program ("PSP") already links executive equity based compensation to the Company's stock performance.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company in order to advance his own personal agenda, rather than the agenda of those shareholders he purports to represent, and thereby thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules. Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the SEC during the 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb.7, 2001).

Explanation of Bases for Exclusion

1. The Proposal may be excluded under Rule 14a-8(i)(10)—substantially implemented—because the Company's Performance Share Program ("PSP") already links executive equity based compensation to the Company's stock performance.

We believe that the Proposal is properly excludable under Rule 14a-8(i)(10)—substantially implemented— because the Company has already implemented a Performance Share Program that is similar in operation and goals to the program described in the Proposal.

Under Rule 14a-8(i)(10), a target company may exclude a shareholder proposal if it has already "substantially implemented" the proposal. This standard replaced the predecessor rule allowing the omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-30091* (Aug. 16, 1983); *Hilton Hotels, Inc.* (Mar. 7, 2001); *Masco Corp.* (Mar. 29, 1999); *BankAmerica Corp.* (Feb. 10, 1997). Under this test, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The primary purpose of the exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *SEC Release No. 12-598* (1976).

In 1998, the Company implemented its Performance Share Program ("PSP"). This program was designed as an alternative to a traditional executive stock option program and as a greater incentive for executives to create and maintain shareholder value through stock price growth. To implement the program, the Company's Board of Directors approved and submitted to shareholders an amendment to the Company's 1997 Incentive Stock Plan for Employees that removed the limitation on the number of shares available for performance-based restricted stock awards. *See The Boeing Company, 1998 Proxy Statement.* The Company's shareholders approved the amendment by an overwhelming majority of 93.82% of the votes cast for and against the proposal.

The Performance Share Program compares very favorably to the program recommended in the Proposal. Indeed the operation and goals of the two are very similar. For example, the purpose of the Proposal is to "provide challenging performance objectives and motivate executives to achieve long-term shareholder value." As indicated in the Company's 2002 proxy statement, the purpose of the Performance Share Program is to focus executives on stock price appreciation by requiring a minimum compound annual increase in share price of 10% within a five-year period before any awards can be paid. The Company's 2001 Performance Share awards were contingent on the Company's achieving threshold, target and superior (maximum) stock price appreciation of $101.08, $120.84 and $126.23, respectively, within five years from the date of grant. If the performance hurdles are achieved, the Company's market value will have been increased significantly.

Under the Proposal, performance-based stock options to executives would only be paid out if the Company achieved a level of performance better than its peers. Similarly, Performance Share awards are contingent on the Company's attaining shareholder return goals within a five-year time period. These performance goals represent annual compounded growth rates of the stock price at the time the Performance Share awards are granted. Any Performance Share awards not achieving the stated performance hurdles within five years will expire. In the event the Company's stock price outperforms the S&P 500 over the award period, the Compensation Committee has the discretion to vest unvested awards.

Further, under the Proposal, "indexed options would have value when [the] Company's stock price rises in excess of its peer group average or declines less than it peer group average stock price decline." Under the Performance Share Program, the total number of shares delivered by the end of the five-year cycle will range from zero to 125% of the contingent grant. If the threshold price is achieved, 15% of the

Performance Share awards will vest. If stock price milestones between threshold and target are met, the Performance Share awards will vest in increments of 30%, 45%, 60%, 75% and 90% up to 100% if the target price is achieved and in increments of 110%, 120% and 125% if the superior price is achieved. In other words, much as the Proposal anticipates, the ultimate value of the Performance Share awards is contingent solely on the Company's performance.

The Company's Performance Share Program compares very favorably in policies, practices and procedures with the program described in the Proposal. *See Texaco, Inc.* (Mar. 28, 1991). And, since shareholders had an opportunity to act upon this program in 1998, it makes little sense, in our view, to ask them to reconsider "matters which have already been favorably acted upon by management." *SEC Release No. 12-598* (1976). Accordingly, we believe the proposal may properly be excluded from the Company's proxy statement under Proxy Rule 14a-8(i)(10).

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002). The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of the Proponent's previous proposals and statements under this rule, *See, for example, Honeywell International Inc.* (Oct. 26, 2001); *APW Ltd* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 10, 2000); *The*

Home Depot, Inc. (Apr. 4, 2000); *Electronic Data Systems Corp.* (Mar. 24, 2000); *The Boeing Co.* (Mar. 6, 2000); *Honeywell International Inc.* (Mar. 2, 2000); *Sempra Energy* (Feb. 29, 2000); *Caterpillar Inc.* (Jan. 13, 2000); *Raytheon Co.* (Mar. 9, 1999); and *The Boeing Co.* (Feb. 23, 1999).

First, the **second sentence of Paragraph 5,** which refers to ". . . *strictly independent directors* . . .," should be deleted because it is misleading and potentially confusing. It is misleading to suggest to shareholders that there are degrees of director independence. Under current and proposed standards of independence, a director is either independent or not independent.

Second, **the first sentence of Paragraph 6**, which refers to Level 3 Communications, Inc. ("Level 3"), "*a company which adopted this proposal topic,*" is properly excludable because it is both false and misleading. It is false because Level 3 did not "adopt this proposal topic." Level 3's compensation committee adopted an "Outperform Stock Option Program" in 1995, but has not adopted the present Proposal. It is also misleading for the Proponent to suggest to shareholders that his Proposal has been adopted at other companies like Level 3.

Finally, **the last sentence of the Proposal**—*"In short, superior performance would be rewarded"*—is properly excludable unless modified because it is proponent's own opinion cast as a statement of fact. The Proponent should qualify the foregoing statements by including "The Proponent believes. . ." or "In the opinion of the Proponent. . ." or some other acceptable variation. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Colgate-Palmolive Co.* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002). Without such qualification, the statement misleadingly suggests facts that have not otherwise been documented.

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Evelyn Cruz Sroufe

ECS:reh
Enclosures

cc: John Chevedden
James C. Johnson, The Boeing Company
Rick Hansen, Perkins Coie LLP

7 – Performance-Based Stock Options

Shareholders request that our Board of Directors adopt an executive compensation policy that all future stock options to senior executives shall be performance-based. A stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that our company's stock price performance exceeds the peer group performance level.

This proposal is submitted by David Watt, 23401 N.E. Union Hill Road, Redmond, WA 98053.

Support challenging performance objectives for our executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that our company's current policies can be improved for the benefit of all shareholders.

"Future stock options" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that future senior executive stock option plans link the options' exercise price to a peer industry group performance index which could be selected by the strictly independent directors on our Board's Compensation Committee. For example the peer companies used in our company's proxy statement which compares the 5-year stock price performance of our stock.

Outperform the Market

According to Level 3, a company which adopted this proposal topic, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

Performance-Based Stock Options
Yes on 7

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Boeing may exclude portions of the supporting statement under rule 14a-8(i)(3) as false and misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "According to Level 3 . . ." and ends ". . . outperform the market'"; and
- recast the sentence "In short, superior performance would be rewarded" as the proponent's opinion.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Gail A. Pierce
Attorney-Advisor